Computershare Trust Company of Canada
Sixth Floor
530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8
Telephone 403-267-6800
Facsimile 403-267-6529
www.computershare.com

June 29, 2005

Starfield Resources Inc.
420, 625 Howe Street
Vancouver, B V6C 2T6

Attention: Louise Davey

Subject:     Mailing of MD & A

We confirm that the following material was sent by pre-paid mail on June 28, 2005 and non-registered shareholders of the common shares who requested receipt of the Interim Financial Statements in accordance with the procedures established pursuant to Canadian Securities Administrators’ National Instrument 54-102:

1.	Financial Statements for the Year Ended February 28, 2005

Yours truly,

<signed by>

Gisele Sabourin
Mailing Professional
ClientServicesMailings@Computershare.com

gs\ 43897